Exhibit 99.5

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Thursday, May 6, 2021

West Fraser Announces 2021 First Quarter Results

Vancouver, B.C. - West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) reported today the first quarter results of 2021. All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.

The results of operations presented and discussed below include those of Norbord from February 1, 2021, the date of the completion of the acquisition of Norbord.

First Quarter Highlights

•	Sales increased 81% from the prior quarter to $2.343 billion

•	Earnings increased to $665 million, or 28% of sales, from $282 million in the prior quarter

•	Adjusted EBITDA increased to $1.008 billion from $453 million in the prior quarter

•	Completed the acquisition of Norbord on February 1, 2021

•	Commenced commissioning at the new lumber mill in Dudley, Georgia and shipments commenced from the recently re-started OSB mill in Chambord, Quebec

•	Repurchased $102 million of WFG shares for cancellation under Normal Course Issuer Bid

•	Executing on plan to redeem Norbord Notes and retire $665 million of debt

•	Finished the quarter with liquidity at $2.551 billion and net debt to capital ratio of (3%)

Results Compared to Previous Periods

($ millions except earnings per share (“EPS”))
	Q1-21		Q4-20	Q1-20
Sales	2,343		1,294	890
Adjusted EBITDA[1]	1,008	[2]	453	68
Operating earnings	879		395	9
Earnings	665		282	9
Basic EPS ($)	6.96		4.09	0.13
Diluted EPS ($)	6.96		4.09	(0.09)

1.

Throughout this news release, reference is made to Adjusted EBITDA, and liquidity (collectively “Non-IFRS measures”). For information on these Non-IFRS measures see below under the heading “Non-IFRS Measures”.

2.	Cost of products sold was increased and Adjusted EBITDA decreased by a one-time charge of $93 million related to inventory purchase price accounting.

Operational Results Summary

The acquisition of Norbord was completed on February 1, 2021. As a result of the acquisition, we have combined the North American operations of Norbord and our Panels segment and renamed that segment North America (“NA”) Engineered Wood Products (“EWP”). In addition, we have created a Europe EWP segment that includes the results from the United Kingdom (“U.K.”) and Belgium operations.

Our Lumber segment generated operating earnings in the quarter of $607 million (Q4-20 - $385 million) and Adjusted EBITDA of $646 million (Q4-20 - $425 million). Prior quarter operating earnings included a $95 million duty recovery related to the AR1 duty rate finalization. Adjusted EBITDA, which includes duties, increased due to higher lumber prices, partially offset by lower shipment volumes that were negatively impacted by seasonal railcar shortages in Canada and a period of extreme winter conditions in the U.S. South. Higher SPF log costs resulting from B.C. fibre shortages and higher B.C. and Alberta stumpage rates also negatively impacted Adjusted EBITDA compared to the prior quarter. Commissioning at Dudley continues on track and all major machine centres have now been operationalized.

Our NA EWP segment generated operating earnings in the quarter of $299 million (Q4-20 - $44 million) and Adjusted EBITDA of $353 million (Q4-20 - $48 million). Segment operating earnings and Adjusted EBITDA were decreased by a one-time charge of $86 million related to inventory fair value adjustments from purchase price accounting. The addition of our OSB operations from the date of the Norbord acquisition, higher plywood pricing and robust plywood demand positively impacted the NA EWP operating earnings for the quarter. These positive drivers of operating earnings were partially offset by purchase price accounting related to the Norbord acquisition that increased cost of products sold and increased levels of amortization. Higher log costs from increased B.C., Alberta and Ontario stumpage rates, higher resin costs and increased costs from the extreme weather in the U.S. South also negatively impacted operating earnings. Production levels at Chambord continue to gradually increase toward targeted levels in line with expectations.

Our Pulp & Paper segment generated operating earnings in the quarter of $2 million (Q4-20 - loss of $28 million) and Adjusted EBITDA of $11 million (Q4-20 - negative $20 million) while the Europe EWP segment generated an operating loss in the quarter of $6 million (Q4 - N/A) and Adjusted EBITDA of $11 million (Q4-20 - N/A). Our Europe EWP segment operating earnings and Adjusted EBITDA were decreased by a one-time charge of $7 million related to inventory fair value adjustments from purchase price accounting.

Capital Allocation

Strong first quarter results increased quarter-end available liquidity to $2,551 million from $1,272 million at the end of the prior quarter. This balance sheet improvement has afforded us greater flexibility to undertake strategic capital investments, repay debt and repurchase shares.

Strategic Capital Program

With the milestones achieved at the Dudley and Chambord mills, we are also pleased to announce that we will be moving forward with approximately $180 million of additional capital projects identified under West Fraser’s strategic capital program. Work on the identified projects will begin the second half of 2021 and continue through 2023. This investment program will support safety, cost improvements and strategic growth initiatives as we continue our focus on capital execution and operational excellence. The average project payback period for this strategic capital program is expected to be three to four years. The addition of these new capital projects will largely offset lengthening lead times on projects currently underway and as such we are reiterating our capital expenditure target of approximately $450 million for 2021.

In the Lumber segment we expect to invest approximately $150 million at five of our U.S. South lumber mills under the strategic capital program. Investments at the target mills will expand capacity, increase the mix of higher-margin 2x4s and reduce fixed and variable production costs.

In the North America EWP segment we expect to invest approximately $30 million at two of our OSB mills. Investments at the target mills will reduce fixed and variable manufacturing costs and improve mill productivity.

Debt Repayment

Concurrent with the closing of the Norbord acquisition we assumed Norbord’s $315 million senior notes due April 2023 (the “2023 Notes”), bearing interest at 6.25%, and $350 million senior notes due July 2027 (the “2027 Notes”), bearing interest at 5.75%.

Subsequent to quarter-end we elected to redeem the remaining 2027 Notes. On May 6, 2021, we funded the redemption using cash on hand, following which the 2027 Notes will no longer be outstanding. As discussed below, we have also given notice to redeem the 2023 Notes. Once the redemptions of the 2023 Notes and the 2027 Notes are complete, we will have retired $665 million of principal value of long-term debt and reduced annual interest expense by approximately $40 million.

Normal Course Issuer Bid

On February 17, 2021, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire an additional 6,044,000 Common shares until the expiry of the bid on February 16, 2022. In the first quarter of 2021, we repurchased approximately 1.56 million shares under the NCIB at an average share price of CAD$82.86 ($65.28) for aggregate consideration of $102 million. All shares purchased by the Company under the NCIB will be cancelled.

Outlook

The most significant uses for our lumber and OSB products are residential construction, repair and remodelling, and industrial applications. Low mortgage rates, low volumes of homes available for resale, favourable demographics, increasing acceptance of remote working and the underlying housing construction deficit due to several years of underbuilding appear to be positively influencing the demand for new housing in North America. Economists are forecasting U.S. housing starts for 2021 to be approximately 1.5 million units, an increase of nearly 9% over 2020. An aging housing stock and increased repair and renovation spending should also continue to drive strong lumber, plywood and OSB demand.

We expect to maximize our capacity utilization in lumber, OSB and plywood operations subject to required maintenance downtime and assuming no unexpected disruptions from COVID-19 or other supply chain disruptions from weather, transportation, raw material availability or other factors.

Demand for our European products is expected to continue to be robust as demand for OSB as an alternative to plywood in Europe continues to grow.

Fibre costs for our B.C., Alberta, and Ontario lumber and EWP operations are expected to remain elevated as long as lumber, and EWP prices remain high and demand exceeds the available log supply in B.C. A strengthening Canadian dollar and stresses across the Company’s supply chain, owing in part to a strong global economic recovery, are also expected to contribute to inflationary pressures on our input costs in the coming quarters.

Our balance sheet remains strong and is well equipped to face potential volatility that may exist in our markets over the coming quarters and to support capital expenditure plans and returning capital to shareholders.

Norbord Integration Update

Efforts to integrate the Norbord business are in the early stages and are a Company focus. There have been some early successes identifying cost savings in our fibre supply chain, and we remain on track to achieve targeted annual synergies of $61 million over the next 18-24 months.

Adjusted EBITDA

The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measures.

Quarterly Adjusted EBITDA

($ millions)
	Q1-21	Q4-20	Q1-20
Earnings	665	282	9
Tax provision (recovery)	205	103	(3)
Other	(4)	13	(9)
Finance expense, net	13	(3)	12
Equity-based compensation	7	4	7
Amortization	122	54	52

Adjusted EBITDA	1,008	453	68

Quarterly Adjusted EBITDA by segment

($ millions)
Q1-21	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	609	298	(1)	(6)	(32)	870
Other	(7)	—	1	—	4	(4)
Finance expense, net	5	1	2	—	5	13
Equity-based compensation	—	—	—	—	7	7
Amortization	39	54	9	17	3	122

Adjusted EBITDA by Segment	646	353	11	11	(13)	1,008

Q4-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	383	42	(33)	(7)	385
Other	8	1	3	1	13
Finance expense, net	(6)	1	2	—	(3)
Equity-based compensation	—	—	—	4	4
Amortization	40	4	8	2	54

Adjusted EBITDA by segment	425	48	(20)	—	453

Q1-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	17	2	1	(14)	6
Other	(12)	—	(3)	6	(9)
Finance expense, net	9	1	2	—	12
Equity-based compensation	—	—	—	7	7
Amortization	39	3	8	2	52

Adjusted EBITDA by segment	53	6	8	1	68

West Fraser has also made available on its website (www.westfraser.com) select historical quarterly and annual financial information converted from Canadian dollars to U.S. dollars.

Norbord Notes

West Fraser announced today that it will redeem on June 7, 2021 all of Norbord’s outstanding 2023 Notes. A total of approximately $314 million of 2023 Notes are presently outstanding following the repurchase of approximately $1 million of 2023 Notes under the change of control offer required under the relevant note indentures in connection with the acquisition of Norbord.

The redemption will be completed under the optional redemption provisions of the indenture governing the 2023 Notes at a redemption price equal to par plus the make-whole premium in accordance with the indenture, together with accrued and unpaid interest to the redemption date. The impact of this transaction is not expected to be material to West Fraser’s earnings.

This news release does not constitute a notice of redemption of the 2023 Notes, nor a solicitation to buy or an offer to purchase or sell any securities. The notice of redemption was sent to the registered holders of the 2023 Notes on May 6, 2021. The 2023 Notes are to be surrendered to the paying agent in exchange for payment of the redemption price. On and after the date of redemption, the 2023 Notes will no longer be outstanding, interest thereon will cease to accrue and all rights of the holders of the 2023 Notes will cease to exist, except for the right to receive the redemption price on the date of redemption.

Further to West Fraser’s April 6, 2021 news release, on May 6, 2021, we funded the redemption of the 2027 notes, following which the 2027 Notes will no longer be outstanding.

Risks and Uncertainties

Risk and uncertainty disclosures are included under the heading “Risks and Uncertainties” in our first quarter 2021 MD&A. These risks and uncertainties include risks and uncertainties related to the business of Norbord, and the integration of the business of Norbord into our business.

MD&A

Our first quarter 2021 MD&A is available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.shtml under the Company’s profile.

Financial Information Related to Norbord and Norbord’s Notes

We have applied purchase price accounting to the Norbord acquisition, resulting in a significant increase from the historical cost base of Norbord and $1,374 million of goodwill. Note 3 to our Financial Statements provides details on the purchase price allocation. For additional information, refer to the section titled “Norbord Acquisition” in our first quarter 2021 Management’s Discussion & Analysis (“2021 Q1 MD&A”).

An addendum to this news release has been included to provide holders of Norbord’s Notes financial information regarding Norbord’s underlying performance for the first quarter of 2021 and to provide to such holders the information required under the terms of the relevant indentures governing the 2023 Notes and the 2027 Notes. The addendum discloses Norbord’s results for the period from January 1, 2021 to March 31, 2021 and comparative periods and provides a brief discussion of those results.

Norbord has filed its audited financial statements for the year ended December 31, 2020 (“Norbord 2020 Audited Financial Statements”), its annual MD&A for the year ended December 31, 2020 (“Norbord 2020 MD&A”) and annual information form for the year ended December 31, 2020 (“Norbord 2020 AIF”) (together, the “Norbord Annual Filings”) on SEDAR and EDGAR. The Norbord Annual Filings include important information regarding the business of Norbord and the financial results of Norbord on a stand-alone basis in United States dollars for the year ended December 31, 2020. This news release does not include a discussion of the financial results or operations of Norbord for the year ended December 31, 2020, and investors are referred to Norbord’s 2020 MD&A for this discussion. In addition, investors are referred to the Norbord 2020 AIF for information on Norbord’s business.

Responsibility Report

West Fraser’s full Environmental, Social, and Governance (ESG) Responsibility Report is available on the Company’s website at www.westfraser.com. This report reviews the Company’s key ESG topics, opportunities and performance and includes information aligned with the Sustainable Accounting Standards Board (SASB), Global Reporting Initiative (GRI), and the recommendations of the Task Force on Climate-Related Disclosures (TFCD).

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Conference Call

West Fraser will hold an analysts’ conference call to discuss the Company’s first quarter 2021 financial and operating results on Friday, May 7, 2021 at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer of the Company.

Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, including Norbord, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, this news release contains forward-looking statements under the headings “Operational Results Summary” (regarding the commissioning of Dudley and increase in production levels at Chambord), “Capital Allocation - Strategic Capital Program” (regarding the amount and timing of planned capital expenditures, anticipated incremental Adjusted EBITDA and payback period) and - Debt Repayment (regarding the redemption of the 2023 Notes and reduction in long-term debt), “Outlook” (regarding housing start forecasts and lumber and EWP demand, fibre costs, lumber and OSB production, achievement of synergies and integration of Norbord), and “Norbord Notes” (regarding the completion of the redemption of the 2027 Notes and the timing of the redemption of the 2023 Notes).

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products; (2) risks inherent in our product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (5) availability of transportation services, including truck and rail services, and port facilities; (6) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (7) risks inherent to customer dependence; (8) impact of future cross border trade rulings or agreements; (9) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (10) impact of changes to, or non-compliance with, environmental or other regulations; (11) the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors; (12) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (13) changes in government policy and regulation; (14) impact of weather and climate change on our operations or the operations or demand of our suppliers and customers; (15) ability to implement new or upgraded information technology infrastructure; (16) impact of information technology service disruptions or failures; (17) impact of any product liability claims in excess of insurance coverage; (18) risks inherent to a capital intensive industry; (19) impact of future outcomes of tax exposures; (20) potential future changes in tax laws, including tax rates; (21) effects of currency exposures and exchange rate fluctuations; (22) future operating costs; (23) availability of financing, bank lines, securitization programs and/or other means of liquidity; (24) integration of the Norbord business; and (25) other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors, including those matters described under “Risks and Uncertainties” in our 2020 MD&A, and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements, and we undertake no obligation to update or revise any forward-looking statements publicly, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Non-IFRS Measures

Throughout this news release, reference is made to Adjusted EBITDA, available liquidity, and total and net debt to total capital ratio (collectively “these Non-IFRS measures”). We believe that, in addition to earnings, these Non-IFRS measures are useful performance indicators for investors with regard to operating and financial performance. Adjusted EBITDA is also used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, EPS, or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-IFRS measures used and presented by the Company to the most directly comparable IFRS measures is set out in our Q1 2021 MD&A.

Addendum - Norbord Results

Norbord results are included in our consolidated results in the North America Engineered Wood Products and Europe Engineered Wood Products segments commencing on the closing of the acquisition of Norbord (the Acquisition), February 1, 2021. As a result, in the first four quarters following the Acquisition, our prior period comparative figures will not include Norbord. To provide the holders of Norbord’s 2023 Notes and 2027 Notes (the Norbord Notes) with the information required under the terms of the relevant indentures governing the Norbord Notes, we have provided a brief discussion of Norbord comparative operating results below.

Below is a summary of Norbord operating results for the quarters ended April 3, 2021, December 31, 2020 and April 4, 2020. The results for the first quarter of 2021 include the period from January 1, 2021 to January 31, 2021, which are the results from 2021 prior to the closing of the Acquisition and not included in our consolidated results or available in any of Norbord’s prior standalone News Releases and exclude any impact of the purchase price allocation recognized upon closing of the Acquisition.

(US $ millions, unless otherwise noted) (unaudited)	Q1 2021	Q4 2020	Q1 2020
Sales	984	794	467
Adjusted EBITDA(1)	526	384	75

KEY STATISTICS
Shipments (MMsf–3/8”)
North America OSB	1,446	1,405	1,459
Europe panels	543	485	499

SELECTED BALANCE SHEET DATA
Total assets(2)	2,791	2,477	1,904
Long-term debt, principal value(3)	663	665	685
Cash and cash equivalents	777	568	30

1.	Non-IFRS measure; excludes acquisition-related items and based on Norbord’s historical definition.
2.	Q1-21 excludes the fair value adjustments due to purchase price accounting upon closing of the Acquisition.
3.	Q1-20 included drawings on Norbord’s revolving bank lines.

Sales

Total sales in the quarter were $984 million, compared to $794 million in the fourth quarter of 2020 and $467 million in the first quarter of 2020. Quarter-over-quarter, total sales increased by $190 million or 24%. In North America, sales increased by 24% primarily due to higher realized OSB prices as well as a 3% increase in shipment volumes. In Europe, sales increased by 21% due to higher average panel prices and a 12% increase in shipment volumes. Year-over-year, total sales increased by $517 million or 111%. In North America, sales increased by 138% due to significantly higher realized OSB prices. In Europe, sales were 32% higher due to higher average panel prices and a 9% increase in shipment volumes.

Operating Results

Adjusted EBITDA(1) (US $ millions) (unaudited)	Q1 2021	Q4 2020	Q1 2020
North America	$503	$370	$68
Europe	25	20	10
Unallocated	(2)	(6)	(3)

Total	$526	$384	$75

1.	Non-IFRS measure; excludes acquisition-related items and based on Norbord’s historical definition.

Norbord generated Adjusted EBITDA of $526 million in the first quarter of 2021, compared to $384 million in the fourth quarter of 2020 and $75 million in the first quarter of 2020. The increase versus both comparative periods was driven primarily by higher realized North American OSB prices, with increased shipment volumes also contributing quarter-over-quarter.

Norbord’s North American operations generated Adjusted EBITDA of $503 million in the first quarter of 2021 versus $370 million in the fourth quarter of 2020 and $68 million in the first quarter of 2020. Quarter-over-quarter, the increase of $133 million was primarily attributed to higher OSB prices and shipment volumes, as well as the timing of and lower costs associated with maintenance shuts, partially offset by higher input prices and the impact on production of weather-related issues in the U.S. South and resin supply disruptions. The year-over-year increase of $435 million was primarily attributed to significantly higher OSB prices and improved productivity, partially offset by higher mill profit share costs attributed to higher earnings, higher input prices, and the impact on production of weather-related issues in the U.S. South and resin supply disruptions.

In the first quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 3% versus the fourth quarter of 2020 due to higher input prices and the impact on production of weather-related issues in the U.S. South and resin supply disruptions during the quarter, partially offset by the timing of and lower costs associated with maintenance shuts. Unit costs increased by 10% versus the first quarter of 2020 due to higher input prices, including Canadian stumpage-related wood costs, and the impact on production of weather-related issues in the U.S. South and resin supply disruptions.

Norbord’s North American operating mills produced at 88% of available capacity in the first quarter of 2021, compared with 80% in the fourth quarter of 2020 and 79% in the first quarter of 2020. These figures do not include the Chambord, Quebec mill, which restarted at the end of the first quarter of 2021, and exclude the capacity of the 100 Mile House, British Columbia mill effective the fourth quarter of 2020, which was permanently closed during that quarter. The improvement against the prior quarter reflects improved productivity and the holiday and maintenance downtime taken in the fourth quarter. The improvement against the prior year quarter is driven primarily by improved productivity and the removal of the 100 Mile House mill’s capacity starting in the fourth quarter of 2020.

Norbord’s European operations generated Adjusted EBITDA of $25 million in the first quarter of 2021, $5 million higher than the fourth quarter of 2020 and $15 million higher than the same quarter last year. Quarter-over-quarter, the increase was primarily due to higher average panel prices and higher shipment volumes, partially offset by higher input prices. Year-over-year, the increase was due primarily to higher average panel prices and higher shipment volumes, partially offset by higher resin prices.

Norbord’s European mills produced at 87% of stated capacity in the first quarter of 2021, compared to 88% in the fourth quarter of 2020 and 93% in the first quarter of 2020. Productivity is in-line quarter-over-quarter but decreased year-over-year due to the inclusion of the Phase 2 capacity at Inverness starting in the fourth quarter of 2020, partially offset by the continued ramp-up of the Inverness mill.

Information for Norbord bondholders

Prior to the Acquisition, Norbord had an aggregate commitment of $300 million in revolving bank lines which were secured by a first lien on Norbord’s North American OSB inventory and property, plant and equipment. This lien was shared pari passu with the holders of the Norbord Notes, aggregating $665 million in principal value. In addition, Norbord had a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. Both the revolving bank line commitment and the accounts receivables securitization program were terminated on February 1, 2021 upon closing of the Acquisition.

Following the repayment and termination of Norbord’s revolving bank lines, the collateral platform providing for security over assets of Norbord in favour of the revolving banks was terminated. As a consequence, the collateral platform providing for security over assets of Norbord in favour of the holders of the Norbord Notes was terminated. The termination of the collateral platforms resulted in the discharge of the liens that supported both collateral platforms. The Norbord Notes are now, as a consequence of such termination, unsecured obligations of Norbord Inc.

Pursuant to each of the Norbord Notes indentures, Norbord commenced a change of control offer (the Offer) to repurchase the Norbord Notes on March 2, 2021 at a purchase price equal to 101% of the principal amount of the Notes. Upon expiration of the Offer on April 1, 2021, $2 million of the Norbord Notes were tendered and these were repurchased on April 6, 2021. On the same date, a redemption call for the remaining outstanding senior notes due in 2027 was announced at a redemption price equal to par plus a make-whole premium of $31 million. The notes were redeemed on May 6, 2021 using cash on hand. On that date a redemption call for the remaining outstanding senior notes due in 2023 was announced under the optional redemption provisions of the indenture governing the 2023 Notes at a redemption price equal to par plus the make-whole premium in accordance with the indenture, together with accrued and unpaid interest to the redemption date. The notes will be redeemed on June 7, 2021.

West Fraser Timber Co. Ltd.

Condensed Consolidated Balance Sheets

(in millions of United States dollars, except where indicated - unaudited)

	March 31 2021	Currency remeasurement December 31 2020	Currency remeasurement January 1 2020
Assets
Current assets
Cash and short-term investments	$1,400	$461	$12
Receivables	679	277	199
Income taxes receivable	—	8	104
Inventories (note 5)	1,137	578	561
Prepaid expenses	29	12	7

	3,245	1,336	883
Property, plant and equipment	3,688	1,657	1,648
Timber licences	378	372	380
Goodwill and other intangibles	2,445	591	594
Export duty deposits (note 14)	171	178	61
Other assets	43	35	20
Deferred income tax assets	3	9	8

	$9,973	$4,178	$3,594

Liabilities
Current liabilities
Cheques issued in excess of funds on deposit	$—	$—	$12
Operating loans (note 6)	—	—	288
Payables and accrued liabilities	802	389	305
Current portion of long-term debt (note 6)	376	7	7
Current portion of reforestation and decommissioning obligations	36	34	32
Income taxes payable	236	98	—

	1,450	528	644
Long-term debt (note 6)	839	500	500
Other liabilities (note 7)	348	408	350
Deferred income tax liabilities	722	264	195

	3,359	1,700	1,689

Shareholders’ Equity
Share capital (note 9)	3,917	481	480
Contributed surplus	15	—	—
Accumulated other comprehensive earnings	(239)	(240)	(272)
Retained earnings	2,921	2,237	1,697

	6,614	2,478	1,905

	$9,973	$4,178	$3,594

Number of Common shares and Class B Common shares outstanding at May 5, 2021 was 121,586,183.

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in millions of United States dollars, except where indicated - unaudited)

	Currency remeasurement January 1 to March 31
	2021	2020

Share capital
Balance - beginning of period	$481	$480
Issuance of Common shares (note 9)	3,487	—
Repurchase of Common shares for cancellation (note 9)	(51)	—

Balance - end of period	$3,917	$480

Contributed surplus
Balance - beginning of period	$—	$—
Equity settled share option plan acquired (note 3)	14	—
Share based compensation for equity settled plan	1	—

Balance - end of period	$15	$—

Accumulated other comprehensive earnings
Balance - beginning of period	$(240)	$(272)
Translation gain on foreign operations	1	—
Translation effect on change in reporting currency	—	(119)

Balance - end of period	$(239)	$(391)

Retained earnings
Balance - beginning of period	$2,237	$1,697
Actuarial gain on post-retirement benefits, net of tax	89	67
Repurchase of Common shares for cancellation (note 9)	(51)	—
Earnings for the period	665	9
Dividends declared	(19)	(9)

Balance - end of period	$2,921	$1,764

Shareholders’ Equity	$6,614	$1,853

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Earnings and Comprehensive Earnings

(in millions of United States dollars, except where indicated - unaudited)

	Currency remeasurement January 1 to March 31
	2021	2020

Sales	$2,343	$890

Costs and expenses
Cost of products sold	1,039	630
Freight and other distribution costs	181	125
Export duties (note 14)	37	26
Amortization	122	52
Selling, general and administration	78	41
Equity-based compensation	7	7

	1,464	881

Operating earnings	879	9
Finance expense	(13)	(12)
Other (note 10)	4	9

Earnings before tax	870	6
Tax (provision) recovery (note 11)	(205)	3

Earnings	$665	$9

Earnings per share (dollars) (note 12)
Basic	$6.96	$0.13
Diluted	$6.96	$(0.09)

Comprehensive earnings
Earnings	$665	$9
Other comprehensive earnings
Translation gain on foreign operations	1	—
Translation effect on change in reporting currency	—	(119)
Actuarial gain on post-retirement benefits, net of tax	89	67

Comprehensive earnings	$755	$(43)

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(in millions of United States dollars, except where indicated - unaudited)

	Currency remeasurement January 1 to March 31
Cash provided by (used in)	2021	2020
Operating activities
Earnings	$665	$9
Adjustments
Amortization	122	52
Finance expense	13	12
Foreign exchange loss (gain)	6	(10)
Export duty deposits	8	(6)
Post-retirement expense	25	19
Contributions to post-retirement benefit plans	(13)	(10)
Tax provision (recovery)	205	(3)
Income taxes paid	(246)	(1)
Reforestation and decommissioning obligations	13	18
Other	(13)	4
Changes in non-cash working capital
Receivables	(172)	(49)
Inventories	(221)	(145)
Prepaid expenses	(4)	(3)
Payables and accrued liabilities	74	22

	462	(91)

Financing activities
Repayment of long-term debt	(2)	—
Proceeds from operating loans	—	219
Financing fees paid	(3)	—
Finance expense paid	(3)	(7)
Repurchase of Common shares for cancellation	(93)	—
Issuance of Common shares	5	—
Dividends paid	(11)	(10)
Other	(2)	—

	(109)	202

Investing activities
Acquired cash and short-term investments (note 3)	642	—
Additions to capital assets	(62)	(45)
Government assistance	3	—
Other	(1)	4

	582	(41)

Change in cash	935	70
Foreign exchange effect on cash	4	(4)
Cash - beginning of period	461	—

Cash - end of period	$1,400	$66

West Fraser Timber Co. Ltd.

Notes to Condensed Consolidated Interim Financial Statements

(figures are in millions of United States dollars, except where indicated - unaudited)

1.	Nature of operations

West Fraser Timber Co. Ltd. (“West Fraser”, “we”, “us” or “our”) is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.

2.	Basis of presentation and statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board and use the same accounting policies and methods of their application as the December 31, 2020, audited annual consolidated financial statements, except for the change in functional and reporting currency and the business combination as discussed below. These condensed consolidated interim financial statements should be read in conjunction with our 2020 audited annual consolidated financial statements, which are presented in Canadian dollars.

Change in functional and reporting currency

Determination of functional currency may involve certain judgments to determine the primary economic environment, and we reconsider the functional currency of our entities if there is a change in events and conditions which determine the primary economic environment. We have determined that as a result of the acquisition of Norbord Inc. (the “Acquisition”), the functional currency of our Canadian operations has changed from Canadian dollars (“CAD”) to United States dollars (“USD”). We considered a variety of factors when making this decision. The most significant being an increase in the level of sales made in U.S. dollars, a significant portion of operating expenses are incurred in U.S. dollars, and increased levels of U.S. dollar financing from the Acquisition.

Concurrent with the change in functional currency, we also changed our reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency is to better reflect our business activities, following the increased presence in the U.S. as a result of the Acquisition and in connection with the listing of West Fraser’s common shares on the NYSE on February 1, 2021.

A change in functional currency is applied prospectively and must be based on a change in economic facts, events and conditions. In contrast, a change in reporting currency requires retroactive restatement. Both changes have specific transition rules under IAS 21, The Effects of Changes in Foreign Exchange Rates.

As at and for the year ended December 31, 2020 and all prior periods, the functional and reporting currency of the Company was the Canadian dollar as described in our audited annual consolidated financial statements. The currency remeasurement of our results applied the IAS 21 transitional rules.

To prepare our December 31, 2020 and January 1, 2020 consolidated balance sheets, all assets and liabilities were translated into U.S. dollars at the closing exchange rate on December 31, 2020 and December 31, 2019, as listed below. Equity items were retroactively restated at historical exchange rates to give effect to the change in reporting currency. The accounting policy used to translate the equity items prior to 2020, was to use the annual average exchange rate for each equity transaction that occurred in the year. For 2020, equity items were translated quarterly using the average exchange rate for each quarter.

To prepare our 2020 consolidated statement of earnings, all revenues and expenses were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results. To prepare our 2020 consolidated statement of cash flow, all items were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results.

The exchange rates used to reflect the change in reporting currency were as follows:

Canadian - USD exchange rate	Q1-20	Q2-20	Q3-20	Q4-20	Q4-19
Closing rate	0.7049	n/a	n/a	0.7854	0.7699
Average rate	0.7443	0.7221	0.7508	0.7676	n/a

Foreign currency translation effective from February 1, 2021

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in other comprehensive earnings.

Foreign currency-denominated (non-U.S. currencies) monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported other income or expense.

Foreign currency fluctuation effective from February 1, 2021

Our Canadian operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar increases the value of expenses in U.S. dollar terms incurred by our Canadian operations, which reduces operating margin and the cash flow available to fund operations.

The impact on USD equivalent of net CAD revenues and expenses for a $0.01 change results in a pre-tax earnings adjustment of $18 million.

3.	Norbord acquisition

Business combinations are accounted for using the acquisition method. We measure goodwill at the acquisition date as the fair value of the consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed. Customer lists acquired in a business combination that qualify for separate recognition are recognized as intangible assets at their fair value and amortized straight-line over 10-years. Transaction costs in connection with business combinations are expensed as incurred. The determination of the fair value of the assets acquired and liabilities assumed requires management to use estimates that contain uncertainty and critical judgments including the remaining estimated useful life of non-monetary assets. We have engaged a valuations expert to prepare the fair value for Norbord’s working capital, property, plant and equipment, and intangible assets. This work is expected to be complete by the end of the year.

On February 1, 2021, we acquired all of the outstanding shares of Norbord Inc. (“Norbord”). According to the terms of the Acquisition, Norbord shareholders received 0.675 of a West Fraser shares for each Norbord share held. The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per share is based on the West Fraser Common shares’ closing price as listed on the TSX on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

Included in the Acquisition are five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.

We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America (“NA”) Engineered Wood Products (“EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for OSB, MDF and particleboard. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes.

The Acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. We have allocated the purchase price based on our preliminary estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:	Preliminary March 31, 2021
Fair value of 54 million West Fraser shares issued	$3,482
Fair value of equity-based compensation instruments	24

$3,506

Fair value of net assets acquired:
Cash and short-term investments	$642
Accounts receivable	232
Inventories	339
Prepaid expenses	12
Property, plant and equipment	2,084
Timber	10
Other non-current assets	6
Other intangibles	17
Customer list intangible	470
Goodwill	1,374
Deferred income tax assets	3
Payables and accrued liabilities	(300)
Income tax payable	(144)
Current portion of reforestation and decommissioning obligations	(2)
Long-term debt	(720)
Other non-current liabilities	(37)
Deferred income tax liabilities	(480)

$3,506

Factors contributing to goodwill include the Norbord workforce, assets that are geographically complementary to our existing facilities and offer close access to large markets and timber baskets. The Acquisition also provides increased scale and geographic diversification of manufacturing and markets. The goodwill of $1,374 million is not deductible for tax purposes.

The following tables represent Norbord’s actual results included in our statement of earnings and the proforma results of operations for the three months ended March 31, 2021 assuming the Acquisition occurred on January 1, 2021 and including purchase price accounting for the Acquisition.

Norbord Results

($ millions except as otherwise indicated)
	Norbord results for February 1 to March 31, 2021[1]
Sales	707
Operating earnings	218	[2]
Earnings	160	[2]

1.	Represents the results of the Norbord operations since the acquisition date that are included in our Q1-21 results.
2.

Includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold and $41 million expense for amortization. Earnings was further impacted by a $3 million recovery for finance expense and the related tax impact on these items.

Proforma Q1-21 Results

($ millions except as otherwise indicated)
	West Fraser Actual Results Q1-21		Norbord Proforma Results[1] Jan-21		West Fraser Proforma Results[1] Q1-21
Sales	2,343		277		2,620
Operating earnings	879	[2]	115	[3]	994	[4]
Earnings	665	[2]	86	[3]	751	[4]

1.

These unaudited proforma results have been provided as required per IFRS 3 - Business Combinations. West Fraser proforma Q1-21 presents West Fraser’s results as if the Acquisition was completed on January 1, 2021.

2.

Operating earnings includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold; $41 million expense for amortization. Earnings was further impacted by a $3 million recovery for finance expense and the related tax impact on these items.

3.

Operating earnings includes purchase price accounting impact of $18 million expense for amortization. Earnings was further impacted by a $1 million recovery for finance expense and the related tax impact on these items.

4.	Includes purchase price accounting per footnote 2 and 3.

Balances that required significant fair value adjustments for purchase price accounting included inventory, property, plant and equipment, timber, and customer list intangibles. Goodwill and deferred income tax liabilities were also significant.

Acquisition costs of $16 million have been expensed in selling, general and administration.

4.	Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.

Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the Northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.

5.	Inventories

At March 31, 2021, no inventory valuation reserve was recognized (December 31, 2020 - $2 million; March 31, 2020 - $16 million; January 1, 2020 - $30 million) to reflect net realizable value being lower than cost.

	March 31, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Manufactured products	$426	$270	$262
Logs and other raw materials	502	189	174
Processing materials and supplies	209	119	125

	$1,137	$578	$561

6.	Operating loans and long-term debt

Operating loans

Our revolving lines of credit consist of a $676 million (CAD$850 million) committed revolving credit facility which matures August 2024, a $450 million committed revolving credit facility which matures April 2024, a $25 million demand line of credit dedicated to our U.S. operations and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly -owned newsprint operation.

At March 31, 2021, our revolving credit facilities were undrawn and the associated deferred financing costs of $5 million were recorded in other assets.

Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances or LIBOR Advances at our option.

In addition, we have credit facilities totalling $111 million dedicated to letters of credit, of which $96 million (CAD$120 million) is committed to our Canadian operations. On March 31, 2021, our letter of credit facilities supported $56 million of open letters of credit.

All debt is unsecured except the $6 million (CAD$8 million) joint operation demand line of credit, which is secured by that joint operation’s current assets.

Long-term debt

	March 31, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
$350 million senior notes due July 2027; interest at 5.75%	$376	$—	$—
$315 million senior notes due April 2023; interest at 6.25%	340	—	—
Senior notes due October 2024; interest at 4.35%	300	300	300
Term loan due August 2024; floating interest rate	200	200	200
Note payable due March 2021; interest at 2%	—	7	7
Notes payable	1	2	3

	1,217	509	510
Less: deferred financing costs	(2)	(2)	(3)
Less: current portion	(376)	(7)	(7)

	$839	$500	$500

As part of the Acquisition, we assumed Norbord’s $315 million senior notes due April 2023 (the “2023 Notes”), bearing interest at 6.25% and $350 million senior notes due July 2027 (the “2027 Notes”), bearing interest at 5.75%. The purchase price fair value adjustment resulted in an increase of $28 million for the 2023 Notes and $26 million for the 2027 Notes. These adjustments are amortized into income over the remaining life of the debt, of which $3 million went through earnings by March 31, 2021.

On March 2, 2021, we made a mandatory change of control offer for 2023 Notes and 2027 Notes, which expired on April 1, 2021. As a result of the change of control offer, $1 million of the 2023 Notes and $1 million of the 2027 Notes were redeemed and were repaid in the second quarter of 2021. On April 6, 2021, we elected to redeem the remaining 2027 Notes, which redemption occurred on May 6, 2021. On May 6, 2021, we elected to redeem all of Norbord’s outstanding 2023 Notes on June 7, 2021. After the completion of the redemption of the 2023 Notes and the 2027 notes, the principal value of long-term debt will be reduced by $665 million from the date of the Acquisition.

The fair value of the long-term debt at March 31, 2021, was $1,230 million (December 31, 2020 - $524 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.

Interest rate swap contracts

At March 31, 2021, the Company had interest rate swap contracts to pay fixed interest rates (weighted average interest rate of 1.14%) and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These agreements terminate in August 2024.

The agreements are accounted for as a derivative, and the gain or loss related to changes in the fair value is included in other income. For the three months ended March 31, 2021, a $3 million gain was recorded.

7.	Other liabilities

	March 31, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Post-retirement (note 8)	$207	$295	$242
Long-term portion of reforestation	75	58	57
Long-term portion of decommissioning	23	25	24
Other	43	30	27

	$348	$408	$350

8.	Post-retirement benefits

We maintain defined benefit and defined contribution pension plans covering a majority of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life, based either on length of service or on earnings and length of service, and in most cases do not increase after the commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	March 31, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Projected benefit obligations	$(1,520)	$(1,471)	$(1,305)
Fair value of plan assets	1,322	1,181	1,067

	$(198)	$(290)	$(238)

Represented by
Post-retirement assets	$9	$5	$4
Post-retirement liabilities	(207)	(295)	(242)

	$(198)	$(290)	$(238)

The significant actuarial assumptions used to determine our balance sheet date post-retirement assets and liabilities are as follows:

	March 31, 2021	December 31, 2020
Discount rate	3.24%	2.69%
Future compensation rate increase	3.62%	3.65%

For the three months ended March 31, 2021, we recognized in other comprehensive earnings a before tax gain of $118 million to reflect the changes in the valuation of the post-retirement benefit plans. The gain reflects the increase in the discount rate used to calculate plan liabilities from the beginning of the year, partially offset by a negative return on plan assets.

The actuarial gain on post-retirement benefits, included in other comprehensive earnings, is as follows:

	January 1 to March 31
	2021	Currency remeasurement 2020
Actuarial gain	$118	$91
Tax provision	(29)	(24)

	$89	$67

9.	Share Capital

Authorized

400,000,000 Common shares, without par value

20,000,000 Class B Common shares, without par value

10,000,000 Preferred shares, issuable in series, without par value

Issued

	March 31, 2021		December 31, 2020
	Number	Amount	Number	Currency remeasurement Amount
Common	119,400,329	$3,917	66,397,144	$481
Class B Common	2,281,478	—	2,281,478	—

Total Common	121,681,807	$3,917	68,678,622	$481

As part of the Acquisition, we issued 54,484,188 of West Fraser Common shares at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per share is based on the West Fraser Common shares’ closing price as listed on the TSX on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

During the quarter, we issued 77,600 Common shares of the Company under our share option plans and 2,316 under our employee share purchase plan. On April 20, 2021, our board of directors approved a change to the assumed Norbord option plan to allow holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. No other changes were made to the plan.

On February 17, 2021, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire an additional 6,044,000 Common shares for cancellation until the expiry of the bid on February 16, 2022. This represents approximately 5% of the Company’s issued and outstanding Common shares. During the quarter, we have repurchased 1,560,919 at an average price of US$65.28 (CAD$82.86) per share under this NCIB.

10.	Other

	January 1 to March 31
	2021	Currency remeasurement 2020
Foreign exchange (loss) gain	$(6)	$14
Gain (loss) on interest rate swap contracts	3	(4)
Other	7	(1)

	$4	$9

11.	Tax provision

The tax provision differs from the amount that would have resulted from applying the British Columbia statutory income tax rate to earnings before tax as follows:

	January 1 to March 31
	2021	Currency remeasurement 2020
Income tax expense at statutory rate of 27%	$(235)	$(2)
Rate differential between jurisdictions	28	—
Non-taxable amounts	(2)	5
Other	4	—

Tax (provision) recovery	$(205)	$3

12.	Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.

Diluted earnings per share is calculated based on earnings available to Common shareholders adjusted to remove the cash-settled share option expense (recovery) charged to earnings and after deducting a notional charge for cash-settled share options assuming the use of the equity-settled method, as set out below. No earnings adjustment is required for our equity-settled share option plan. The diluted weighted average number of shares is calculated using the treasury stock method. When earnings available to Common shareholders for diluted earnings per share are greater than earnings available to Common shareholders for basic earnings per share, the calculation is anti-dilutive and diluted earnings per share are deemed to be the same as basic earnings per share.

	January 1 to March 31
	2021	Currency remeasurement 2020
Earnings
Basic	$665	$9
Share option expense (recovery)	9	(13)
Equity-settled share option adjustment	(3)	(2)

Diluted	$671	$(6)

Weighted average number of shares (thousands)
Basic	95,670	68,665
Share options	536	132

Diluted	96,206	68,797

Earnings per share (dollars)
Basic	$6.96	$0.13
Diluted	$6.96	$(0.09)

13. Segmented information

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
January 1, 2021 to March 31, 2021
Sales
To external customers	$1,275	$779	$177	$112	$—	$2,343
To other segments	25	2	—	—	(27)	—

	$1,300	$781	$177	$112	$(27)	$2,343

Cost of products sold	(490)	(364)	(125)	(87)	27	(1,039)
Freight and other distribution costs	(91)	(48)	(33)	(9)	—	(181)
Export duties, net	(37)	—	—	—	—	(37)
Amortization	(39)	(54)	(9)	(17)	(3)	(122)
Selling, general and administration	(36)	(16)	(8)	(5)	(13)	(78)
Equity-based compensation	—	—	—	—	(7)	(7)

Operating earnings	$607	$299	$2	$(6)	$(23)	$879
Finance expense, net	(5)	(1)	(2)	—	(5)	(13)
Other	7	—	1	—	(4)	4

Earnings before tax	$609	$298	$1	$(6)	$(32)	$870

Currency remeasurement
January 1, 2020 to March 31, 2020
Sales
To external customers	$622	$103	$165	$—	$—	$890
To other segments	21	1	—	—	(22)	—

	$643	$104	$165	$—	$(22)	$890

Cost of products sold	(453)	(82)	(117)	—	22	(630)
Freight and other distribution costs	(82)	(11)	(32)	—	—	(125)
Export duties, net	(26)	—	—	—	—	(26)
Amortization	(39)	(3)	(8)	—	(2)	(52)
Selling, general and administration	(29)	(5)	(8)	—	1	(41)
Equity-based compensation	—	—	—	—	(7)	(7)

Operating earnings	$14	$3	$—	$—	$(8)	$9
Finance expense, net	(9)	(1)	(2)	—	—	(12)
Other	12	—	3	—	(6)	9

Earnings before tax	$17	$2	$1	$—	$(14)	$6

The geographic distribution of external sales is as follows1:

	January 1 to March 31
	2021	Currency remeasurement 2020
Canada	$407	$176
U.S.	1,636	559
China	118	104
Other Asia	64	44
Other	118	7

	$2,343	$890

1.	Sales distribution is based on the location of product delivery.

14.	Countervailing and antidumping duty dispute

Additional details can be found in Note 25 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our 2020 annual audited consolidated financial statements.

Developments in CVD and ADD rates

On April 24, 2017, the United States Department of Commerce (“USDOC”) issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized these rates based on its first Administrative Review (“AR”) of the first Period of Investigation (“POI”) as listed below.

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD.

The respective Cash Deposit Rates, the AR1 Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%
August 25, 2017 - December 27, 2017[1]	—	—
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	n/a	[5]
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a	[6]
December 1, 2020 - December 31, 2020[4]	7.57%	n/a	[6]
AR4 POI
January 1, 2021 – March 31, 2021	7.57%	n/a	[7]

1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.

2.	On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective December 1, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit rate of 7.57% for CVD.
5.	The CVD rate for the AR2 POI will be adjusted when AR2 is complete and the USDOC finalizes the rate, which is not expected until 2021.
6.	The CVD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Effective dates for ADD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)		West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%		1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%		1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%		1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	n/a	[5]	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a	[6]	3.40%
November 30, 2020 – December 31, 2020[4]	1.40%	n/a	[6]	3.40%
AR4 POI
January 1, 2021 – March 31, 2021	1.40%	n/a	[7]	3.77%

1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective November 30, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit Rate of 1.40% for ADD.
5.	The ADD rate for the AR2 POI will be adjusted when AR2 is complete and the USDOC finalizes the rate, which is not expected until 2021.
6.	The ADD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Impact on earnings

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement.

	January 1 to March 31
	2021	Currency remeasurement 2020
Cash deposits[1]	$(29)	$(32)
Adjust to West Fraser Estimated ADD rate[2]	(8)	6

Duty recovery (expense)[3]	$(37)	$(26)

Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	$—	$—
Interest income on the AR1 duty deposits receivable[4]	1	—

Interest income on duty deposits	$1	$—

1.	Represents combined CVD and ADD cash deposit rate of 8.97% for Q1-21 and 23.56% for Q1-20.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.77% for Q1-21 and 0.77% for Q1-20.
3.	The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 11.34% for Q1-21 and 18.76% for Q1-20.
4.	Represents interest income accrued on the $95 million AR1 true-up duty deposit receivable.

Impact on the balance sheet

Export duty deposits receivable is represented by:

Export duty deposits receivable	January 1 to March 31 2021	Currency remeasurement January 1 to December 31 2020
Beginning balance	$178	$61
Export duties recognized as long-term duty deposits receivable in consolidated balance sheets	(8)	104
Interest recognized on the long-term duty deposits receivable	1	13

Ending balance	$171	$178

As at March 31, 2021, export duties paid and payable on deposit with the USDOC are $562 million.

AR2, AR3 and AR4

The preliminary rates for AR2 (POI January 1 to December 31, 2019) are expected in the second quarter of 2021 and rates finalized by the fourth quarter. AR3 (POI January 1 to December 31, 2020) commenced in April 2021, and the rates are expected to be finalized sometime in 2022. AR4 (POI January 1 to December 31, 2021) is expected to commence in 2022 with the results finalized in 2023. We have been selected as a mandatory respondent for AR3, which will result in West Fraser continuing to be subject to a company-specific rate.

Appeals

Our 2020 annual MD&A included in our 2020 Annual Report includes details on Softwood Lumber Dispute appeals.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com